EXHIBIT 99.1

Stantec Announces Private Offering of  $425 Million Senior Unsecured Notes

(All financial figures are expressed in Canadian dollars)

EDMONTON, Alberta, May 30, 2025 (GLOBE NEWSWIRE) -- Stantec Inc. (“Stantec”) (TSX, NYSE: STN), a global leader in sustainable engineering, architecture and environmental consulting announced that it has priced a private placement offering (the "Offering") of $425 million aggregate principal amount of 4.374% senior unsecured notes due June 10, 2032 (the "Notes"). The Offering is expected to close on or about June 10, 2025 subject to customary closing conditions. Stantec intends to use the net proceeds of the Offering to repay existing indebtedness and for general corporate purposes.

The Notes will be issued at par for aggregate gross proceeds of $425 million and will bear interest at a fixed rate of 4.374% per annum, payable semi-annually on June 10 and December 10 of each year, commencing on December 10, 2025.

The Notes will be direct senior unsecured obligations of Stantec and will rank pari passu with all of Stantec's existing and future senior unsecured indebtedness and senior in right of payment to any future subordinated indebtedness of Stantec. The Notes have been assigned a provisional rating of BBB, with a stable trend, by DBRS Limited (Morningstar DBRS), and are being offered in Canada on a private placement basis in reliance upon exemptions from the prospectus requirements under applicable securities legislation.

The Notes have not been and will not be qualified for sale to the public under applicable securities laws in Canada and, accordingly, any offer and sale of the Notes in Canada will be made on a basis which is exempt from the prospectus requirements of such securities laws. The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any other jurisdiction, and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons (as such term is defined in Regulation S under the U.S. Securities Act). This news release shall not constitute an offer to sell or the solicitation of an offer to buy, any security, nor shall there be any offer to sell or a solicitation of an offer to buy the Notes in any jurisdiction where it is unlawful to do so.

Cautionary Note Regarding Forward-Looking Statements

This news release contains forward-looking statements which include statements about the size and terms of the proposed Offering of Notes, the timing and completion of the Offering, the expected use of the net proceeds of the Offering and any other future events or developments described herein. Forward-looking statements also include any other statements that do not refer to historical facts.

By their nature, forward-looking statements are based on assumptions and factors including, without limitation: historical trends, current and future economic and financial conditions, and expected future developments. Stantec believes such assumptions and factors are reasonably accurate at the time of preparing this news release. However, forward-looking statements are not guarantees of future performance and are subject to inherent risks and uncertainties which could cause future results to differ materially from the forward-looking statements made in this news release. Such risks and uncertainties include, but are not limited to, the disclosure contained under the heading "Risk Factors" in Stantec's management discussion and analysis for the year ended December 31, 2024 (the "MD&A") and for the three months ended March 31, 2025 (the "Q1 MD&A"), and in Stantec's other continuous disclosure filings. The MD&A and Q1 MD&A are accessible online by visiting EDGAR on the SEC website at sec.gov or by visiting the CSA website at sedarplus.ca or Stantec’s website, stantec.com. There is a specific risk that the Offering described above may be delayed, cancelled, suspended or terminated.

Any forward-looking statements are made as of the date hereof and, except as may be required by law, Stantec undertakes no obligation to publicly update or revise any forward-looking statements. Forward-looking statements are provided herein for the purpose of giving information about the Offering referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. Readers should not place undue reliance on forward-looking statements made in this news release, which are expressly qualified by this cautionary statement.

About Stantec

Stantec empowers clients, people, and communities to rise to the world’s greatest challenges at a time when the world faces more unprecedented concerns than ever before.

We are a global leader in sustainable engineering, architecture, and environmental consulting. Our professionals deliver the expertise, technology, and innovation communities need to manage aging infrastructure, demographic and population changes, the energy transition, and more.

Today’s communities transcend geographic borders. At Stantec, community means everyone with an interest in the work that we do—from our project teams and industry colleagues to our clients and the people our work impacts. The diverse perspectives of our partners and interested parties drive us to think beyond what’s previously been done on critical issues like climate change, digital transformation, and future-proofing our cities and infrastructure.

We are designers, engineers, scientists, project managers, and strategic advisors. We innovate at the intersection of community, creativity, and client relationships to advance communities everywhere, so that together we can redefine what’s possible.

Stantec trades on the TSX and the NYSE under the symbol STN.

For further information:

Investor Contact
Jess Nieukerk
Stantec Investor Relations
Ph: (403) 569-5389
jess.nieukerk@stantec.com